Filed by Emmaus Life Sciences, Inc.and MYnd Analytics, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14-a-12 of the

Securities Exchange Act of 1934

Subject Companies:

Emmaus Life Sciences, Inc.

Commission File No.: 000-53072

MYnd Analytics, Inc.

Commission File No.: 001-35527

Emmaus Life Sciences Partners with taiba Healthcare to Commercialize Endari™ for Sickle Cell Disease in the Middle East and North Africa Region

Torrance CA, February 4, 2019 - Emmaus Life Sciences, Inc. (“Emmaus”), a leader in sickle cell disease treatment, announced today that it has entered into an exclusive agreement with taiba Healthcare under which taiba will register, commercialize and distribute EndariTM (L-glutamine oral powder) in certain countries throughout the Middle East and North Africa (MENA) region. Endari is indicated to reduce the acute complications of sickle cell disease in adult and pediatric patients five years of age and older.

Under the terms of the agreement, Emmaus will be entitled to specified milestones payments and a high double-digit royalty based on net sales of Endari in the region. All costs of commercialization in the region will be borne by taiba.

The MENA region represents a market for Endari that is considerably larger than the United States which has roughly 100,000 patients with sickle cell disease.  The country of Saudi Arabia alone has more patients that suffer from this disease than in the U.S.

Yutaka Niihara, M.D., M.P.H., Chairman and Chief Executive Officer of Emmaus, stated: “Our agreement with taiba is indicative of the strong interest in Endari among potential partners, medical professionals, and patients around the world. taiba provides us with an established partner that has proven expertise in delivering rare disease drugs to patient populations in need.”

“We are very happy to work with Emmaus to bring its valuable sickle cell disease treatment, Endari, to our territory and proud to add it to our distinguished portfolio of innovative treatments. Our aim is to use our extensive knowledge and expertise in hematology and orphan disease to bring the significant benefits of Endari to the many patients in our territory," said Dr. Saif Al-Hasani, Chief Executive Officer of taiba.

George Sekulich, Vice President of Commercialization for Emmaus, added: “As part of our strategy to make Endari available in key markets, we are excited to partner with taiba Healthcare, a leader in the MENA region for specialty pharmaceuticals. Additionally, we are in the process of seeking European Medicines Agency marketing approval of our treatment under the trade name XyndariTM to expand our reach into the EU.”

Emmaus has received Orphan Drug designation from the FDA and Orphan Medicinal designation from the European Commission.

About Sickle Cell Disease

Sickle cell disease is an inherited blood disorder characterized by the production of an altered form of hemoglobin which polymerizes and becomes fibrous, causing red blood cells to become rigid and change form so that they appear sickle shaped instead of soft and rounded. Patients with sickle cell disease suffer from debilitating episodes of sickle cell crises, which occur when the rigid, adhesive and inflexible red blood cells occlude blood vessels. Sickle cell crises cause excruciating pain as a result of insufficient oxygen being delivered to tissue, referred to as tissue ischemia, and inflammation. These events may lead to organ damage, stroke, pulmonary complications, skin ulceration, infection and a variety of other adverse outcomes. Sickle cell disease is a significant unmet medical need, affecting approximately one hundred thousand patients in the U.S. and millions worldwide, the majority of which are of African descent. An estimated 1-in-365 African-American children is born with sickle cell disease.

About Endari

Indication
Endari is indicated to reduce the acute complications of sickle cell disease in adult and pediatric patients five years of age and older.

Important Safety Information

The most common adverse reactions in clinical studies include constipation, nausea, headache, and abdominal pain.

Adverse reactions leading to treatment discontinuation included one case each of hypersplenism, abdominal pain, dyspepsia, burning sensation, and hot flash.

The safety and efficacy of Endari in pediatric patients with sickle cell disease younger than five years of age has not been established.

For more information, please see full Prescribing Information of Endari at: www.ENDARIrx.com/PI

About Emmaus Life Sciences

Emmaus Life Sciences, Inc. is a commercial-stage biopharmaceutical company engaged in the discovery, development, marketing and sale of innovative treatments and therapies, including those in the rare and orphan disease categories. Its lead prescription product, Endari, demonstrated positive clinical results in a completed Phase 3 clinical trial for sickle cell disease and received FDA approval in July 2017. Emmaus began marketing and selling Endari in the U.S. in January 2018. For more information, please visit www.emmauslifesciences.com.

About taiba Healthcare

taiba Healthcare is a leading marketing, sales, and distribution company with operations in the Middle East and Africa region, strongly committed to providing access to specialty and orphan products. taiba has its own distribution network in all Gulf Cooperation Council countries reaching the entire MENA region with a regional office in Dubai and headquarters in Oman.

Additional Information about the Proposed Merger of Emmaus Life Sciences, Inc. and Where to Find It

In connection with the previously disclosed business combination transactions involving Emmaus Life Sciences, Inc. and MYnd Analytics (NASDAQ: MYND), Emmaus and MYnd plan to file documents with the U.S. Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and other documents, regarding the proposed transactions. INVESTORS AND SECURITY HOLDERS OF EMMAUS AND MYnd ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED WITH THE SEC BY EMMAUS AND MYnd BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Emmaus Investor Relations or MYnd Investor Relations.

Emmaus, MYnd, and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transactions. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of Emmaus is included in Emmaus’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on August 23, 2018. Additional information regarding the directors and executive officers of MYnd is included in MYnd’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on March 1, 2018, as updated in MYnd’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-looking Statements

Except for the historical information, the matters discussed herein are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements involve risks and uncertainties regarding the commercialization of Endari and other market developments, as well as those risks and uncertainties set forth in Emmaus’ and MYnd’s respective filings with the SEC. These risks and uncertainties could cause actual results to differ materially from such forward-looking statements.

Company Contact:

For Emmaus:

Kurt Kruger

CFO, Emmaus Life Sciences, Inc.

Email: kkruger@emmauslifesciences.com

Media Contacts:

David Schull or Caroline Cunningham

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

caroline.cunningham@russopartnersllc.com